EXHIBIT 12.1

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

Three Months Ended March 31, (in millions, except ratios)	2005

Excluding Interest on Deposits
Income before income taxes	$3,283

Fixed charges:
Interest expense	3,422
One-third of rents, net of income from subleases (a)	89

Total fixed charges	3,511

Add: Equity in undistributed loss of affiliates	34

Earnings before taxes and fixed charges, excluding capitalized interest	$6,828

Fixed charges, as above	$3,511

Ratio of earnings to fixed charges	1.94

Including Interest on Deposits
Fixed charges, as above	$3,511

Add: Interest on deposits	1,985

Total fixed charges and interest on deposits	$5,496

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$6,828

Add: Interest on deposits	1,985

Total earnings before taxes, fixed charges and interest on deposits	$8,813

Ratio of earnings to fixed charges	1.60

(a)	The proportion deemed representative of the interest factor.